RIDER FOR
INTERIM TERM INSURANCE BENEFIT

Read the list of Supplementary Benefits on the Contract Date page(s).
This Benefit is a part of this contract only if it is listed there.

Benefit. - We will pay the beneficiary an amount under this Benefit if we receive due proof that the Insured died on or after the date of the Benefit but before the contract date. But our payment is subject to the provisions of the Benefit end of the rest of this contract. The amount of the Benefit is equal to the amount of insurance provided by the contract on the contract date. we show the contract date end the date of the Benefit on the Contract Date page(s).

Changes in Contract Provisions. - This contract has a Suicide Exclusion end an Incontestability provision. In each of them, we refer to a period of time that extends from the issue date. But for each of them we will count the time from the date of this Benefit, not from the issue date.

This contract might have a benefit for the payment of scheduled premiums by us in the event of disability; it might have one that provides accidental death coverage. If so, we might refer in either or both of those benefits to the contract date. But we will use the date of this Benefit, not the contract date.

The first scheduled contract premium is due on the date. We will grant 31 days of grace for paying it. This will be so even though we state otherwise under Grace Period.

Except for the changes we describe above, all the provisions of this contract will be in effect on end after the contract date if the Insured is then living, as if the contract did not have this Benefit. The Benefit will not make any contract value that may be provided by the contract available any sooner.

Benefit Premium. - We show the premium for this Benefit on the Contract Date page(s). This premium is to be paid on or before the date of the Benefit. It is not the scheduled premium for the contract. Neither the Benefit nor the premium for it provides any insurance or changes premiums payable, on or after the contract date.

Premium Adjustment. - The Insured might die before the contract date. If so, we will return that part of the premium for this Benefit that is more then was needed to pay for the Benefit through the date of death. We will add the amount we return to the amount we would otherwise pay under the Benefit.

This Supplementary Benefit rider
attached to this contract on the Contract Date

Pruco Life Insurance Company of New Jersey,
By: /s/ Isabelle L. Kirchner
        Secretary
AL 160 N